SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                          For the month of March, 2003
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC has today published it's 2002
                                --------------------------------------------
                                Annual Report and Notice of Annual General
                                --------------------------------------------
                                Meeting.
                                --------

AMVESCAP PLC
692899
EMBARGOED UNTIL 16:30 ON 27TH MARCH 2003
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7065 3942







AMVESCAP PLC has today published it's 2002 Annual Report and Notice of Annual General Meeting, to be held on 30th April 2003. Copies of these documents have been submitted to the Document Viewing Facility of the UK Listing Authority in London.

At the Annual General Meeting of the Company, Mr. Michael Cemo and Mr. Gary Crum will be retiring by rotation in accordance with the Articles of Association of the Company and will not be seeking re-election. They will accordingly retire from the board with effect from the conclusion of the Annual General Meeting.




Enquiries to:                  Michael S. Perman
                               Company Secretary
                               +44(0)20 7065 3942




27TH MARCH 2003

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 27th March, 2003               By   /s/  MICHAEL S. PERMAN
     ----------------                    --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary